SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 1-31927

_________

NORTHERN ORION RESOURCES INC.

(Translation of registrant’s name into English)

Suite 250 - 1075 West Georgia Street

Vancouver, British Columbia, Canada V6E 3C9

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

Suite 250, 1075 West Georgia Street

Vancouver, BC, Canada  V6E 3C9

www.northernorion.com

NEWS RELEASE

August 9, 2006

NNO – TSX

NTO – Amex

NORTHERN ORION REPORTS RECORD SECOND QUARTER 2006 RESULTS

AND INDICATIVE GUIDANCE FOR AGUA RICA

Northern Orion is pleased to report record quarterly net earnings of $32,828,000 ($0.22 per share) for the second quarter of 2006 (“Q2 2006”) compared with net earnings of $3,624,000 ($0.02 per share) for the second quarter of 2005 (“Q2 2005”).

Second quarter 2006 highlights

•

The Company’s share of operating cash flow before interest, depletion, depreciation, amortization and tax (“EBITDA”, see Section 3.3) from Alumbrera was $56,327,000 ($0.37 per share) in Q2 2006, compared to $12,063,000 ($0.08 per share) in Q2 2005.

•

Equity earnings from Alumbrera was $37,876,000 ($0.25 per share) in Q2 2006, compared to $6,935,000 ($0.05 per share) for Q2 2005.

•

Average realized copper price was $4.44 per pound and average realized gold price was $608 per ounce in Q2 2006 ($1.59 and $422 in Q2 2005 respectively).  The Company’s share of Alumbrera sales in Q2 2006 was 15,576,000 pounds of copper and 24,653 ounces of gold (11,312,000 pounds and 15,897 ounces in Q2 2005 respectively).

•

An ongoing ore delineation drilling programme at Alumbrera has confirmed an additional 40 million tonnes of mineral reserves, extending the mine life of Alumbrera by one year until at least mid-2016.

•

As a result of strong earnings in the last few quarters, Alumbrera paid its first earned royalty payment under the original royalty agreement to YMAD in Argentina.  Net of previous advances of $16.4 million, a payment of $33.4 million (on a 100% basis) was made to YMAD in August 2006.

•

During the quarter, the Company continued to make significant progress on the update to the feasibility study for the development of its Agua Rica project.  This is nearing completion and its results are expected to be released upon completion of the current metallurgical and mining optimization activities, final reviews and approvals. Discussions for the financing of the project are also well under way.

•

Indicative guidance suggests that Agua Rica will be a very low cost producer, based on work completed to date, and based on constructing all required components for the project with no allowance for existing infrastructure and current costing data.  Subject to confirmation on completion of the updated study and assuming no shared or available infrastructure, Agua Rica has:

o

23-year life of mine

o

Capital costs of $1.9 billion

o

Cash cost of $0.09 per pound of copper net of by-products (based on $435/oz gold and $7.00/lb molybdenum)

o

Cash cost of negative $1.05 per pound of copper net of by-products (based on current prices of $635/oz gold and $26/lb molybdenum)

•

At June 30, 2006, the Company had a cash position (including temporary investments) of $172,425,000.

David Cohen, President and CEO of Northern Orion said: “We are very pleased with our second quarter results and with our progress at Agua Rica which is demonstrating that it will be a very low cost producer.  We would also like to congratulate the Alumbrera management team and its staff for their commitment and dedication to continually add value to the project, as demonstrated by Alumbrera’s operating efficiencies and safety performance standards and by the latest extension of the mine life at Alumbrera.”

Teleconference call and webcast details

Northern Orion will host a telephone conference call and webcast on Thursday 10 August at 10:00 a.m. Pacific (1:00 p.m. Eastern) to discuss these results.  The conference call may be accessed by dialing 1-800-319-4610 in Canada and the United States, or 1-604-638-5340 internationally.

The conference call will be archived for later playback until August 17, 2006 and can be accessed by dialing 1-800-319-6413 or 1-412-317-0095 and using the passcode 7218#.  A live and archived  webcast presentation will also be available at www.northernorion.com.

Please go to www.northernorion.com to review our Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

Results of Operations for the three and six months ended June 30, 2006

The following table sets forth selected consolidated financial information for the three and six months ended June 30, 2006 and 2005 (in thousands of U.S. dollars, except per share amounts):

Table 1

Consolidated statements of operations
	Second quarter		First half
	2006	2005	2006	2005

Equity earnings of Minera Alumbrera Ltd.	$37,876	$6,935	$59,285	$15,191
Expenses
Financing costs	--	(285)	--	(569)
Foreign exchange gains (losses)	27	(1,183)	17	512
Office and administration	(665)	(740)	(1,321)	(1,247)
Professional and consulting	(548)	(425)	(1,054)	(881)
Property maintenance and exploration	(421)	(44)	(464)	(89)
Settlement of lawsuit	(500)	0	(500)
Stock-based compensation	(5,165)	(1,418)	(5,165)	(1,418)
Interest and other income	2,224	923	3,499	1,418
Interest expense	--	(139)	--	(355)
Net earnings for the period	$32,828	$3,624	$54,297	$12,562

Earnings per share - basic	$0.22	$0.02	$0.36	$0.09
Earnings per share - fully diluted	$0.18	$0.02	$0.30	$0.08

Weighted average shares outstanding ('000s)
Basic	151,599	148,476	150,494	138,914
Diluted	181,062	165,683	179,081	158,972

Alumbrera operations

During the three months ended June 30, 2006, the Company recorded equity earnings of $37,876,000, a record for any quarter since the acquisition of its 12.5% interest in the Alumbrera Mine in June 2003.  This represented an increase of 446% over the same period in 2005.  During the six months ended June 30, 2006, the Company’s equity earnings of $59,285,000 was a 290% increase over the same period in 2005.

The following is a summary of Northern Orion’s 12.5 % proportional share of Alumbrera’s operations for the three and six months ended June 30, 2006 and 2005:

Table 2

Company's 12.5% proportional share of Alumbrera operations

	Second quarter		First half
	2006	2005	2006	2005
Key financial statistics
(amounts stated in thousands of U.S. dollars)
(per share amounts stated in U.S. dollars)

EBITDA (1)	$56,327	$12,063	$88,982	$25,888
Equity earnings	$37,876	$6,935	$59,285	$15,191

EBITDA, per share (1)	$0.37	$0.08	$0.59	$0.19
Equity earnings, per share	$0.25	$0.05	$0.39	$0.11

Sales - Copper (pounds)	15,576,000	11,312,000	26,736,000	21,313,000
Gold (ounces)	24,653	15,897	41,823	32,638

Average realized price
Copper ($ per pound)	$4.44	$1.59	$3.94	$1.60
Gold ($ per ounce)	$608	$422	$595	$419

Copper cash costs per pound,	$0.32	$0.27	$0.17	$0.13
net of gold credits (1)

Key production statistics

Ore mined (tonnes)	850,000	1,148,000	1,639,000	2,226,000

Ore milled (tonnes)	1,158,000	1,150,000	2,261,000	2,293,000

Grades - Copper (%)	0.61	0.57	0.62	0.53
Gold (grams/tonne)	0.77	0.58	0.77	0.57

Recoveries - Copper (%)	89	91	89	90
Gold (%)	79	77	78	77

Production - Copper (pounds)	13,945,000	12,994,000	27,531,000	23,918,000
Gold (ounces)	22,823	16,308	43,579	32,166

(1) These are non-GAAP measures as described below.

Average realized copper and gold prices in Q2 2006 were 179% and 44% higher, respectively, than for the same period in 2005.  Average realized prices for the first six months of 2006 were 146% and 42% higher, respectively, than for the same period in 2005.  Average realized prices can differ from average spot prices as metals sales prices are subject to adjustment on final settlement.  In a sharply rising copper price environment which was experienced throughout the first six months of 2006, these adjustments on certain sales recognized during late 2005 and in Q1 2006 resulted in a realized price of $4.44 per pound of copper for Q2 2006, substantially higher than the average spot price of $3.29 per pound.

The average grades of copper and gold mined in Q2 2006 were 7% and 33% higher, respectively, than for the same period in 2005.  Grades for the first half of 2006 were 17% and 35% higher, respectively, than for the first half of 2005.  Copper and gold recoveries have remained relatively unchanged in the past 12 months.  There was a 26% drop in the tonnes of ore mined in Q2 2006 compared to Q2 2005 and in the first half of 2006 compared to the first half of 2005.  However, tonnes of ore milled year-to-date were approximately the same levels as in 2005, and coupled with the increase in the copper and gold grades, production of copper and gold in Q2 2006 was 24% and 28% higher than in Q2 2005, respectively.  Production was 15% and 35% higher, respectively, in the first half of 2006 compared to the first half of 2005.

The higher gold production and prices have a positive effect on cash costs per pound of copper net of gold credits, but increased royalties in Q2 2006 resulted in cash costs per pound of copper (net of gold credits) increasing from $0.27 in Q2 2005 to $0.32 in Q2 2006, as discussed in Section 3.3.  During Q2 2006, Alumbrera started to accrue for royalties payable to Yacimientos Mineros de Agua de Dionisio (“YMAD Royalty”), a quasi-government mining company which owns and administers all mining prospects in the Farallon Negro district, the region which includes the Alumbrera Mine.  Under a royalty agreement put in place prior to project construction, the YMAD Royalty is equal to 20% of net proceeds after capital recovery and certain other adjustments, and is payable in the fiscal year following the one in which positive net proceeds are realized.  The YMAD Royalty is in addition to a royalty which the Alumbrera Mine already pays to the Province of Catamarca.  In Q2 2006, total royalties increased by $7,284,000 compared to the same period in 2005.

Recent Developments at Alumbrera

In August 2006, Alumbrera paid its first earned royalty payment of $33.4 million to YMAD, net of previous advances of $16.4 million (on a 100% basis).

Alumbrera expects to complete the expansion of its concentrator by the end of 2006 for a cost of about $15.5 million (Northern Orion share - US$1.9 million).  This is projected to increase mill throughput by 8% to 40 million tonnes per annum.

In August 2006, Alumbrera announced an upgrade in its Mineral Reserves and Resources, extending the mine life at Alumbrera by one year to mid-2016.   This was based on an ongoing delineation drilling programme in the Alumbrera pit undertaken both within the existing ore envelope and for extensions at depth.  The Mineral Reserves and Resources currently stand as follows (on a 100% basis, of which Northern Orion owns 12.5%):

Mineral Reserves*
Proved	380 Mt @0.45%Cu & 0.49 gpt Au
Probable	24 Mt @0.42%Cu & 0.43 gpt Au
Total	400 Mt @0.45%Cu & 0.49 gpt Au
Mineral Resources* (inclusive of Reserves)
Measured	400 Mt @0.45%Cu & 0.48 gpt Au
Indicated	24 Mt @0.42%Cu & 0.43 gpt Au
Total	420 Mt @0.45%Cu & 0.48 gpt Au

* Information which relates to Mineral Resources and Reserves is based on information verified by Alumbrera’s internal lab facilities and compiled by Mr. Luis Rivera who is a member of the Australasian Institute of Mining and Metallurgy and who is a Qualified Person as defined by National Instrument 43-101. Mr. Rivera is a full-time employee of Minera Alumbrera Limited.  Ore Reserves have been calculated in accordance with the recommendations of the Australian Institute of Mining and Metallurgy - Joint Ore Reserve Committee (the “JORC” code),where the Measured and Indicated Mineral Resources are inclusive of those Mineral Resources modified to produce the Mineral Reserves.

Alumbrera Non-GAAP Measures

The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of Alumbrera to generate cash flow.  In this MD&A, the Company has reported its share of earnings before interest, depletion, depreciation, amortization and tax (“EBITDA”) at Alumbrera.  This is a liquidity non-GAAP measure which the Company believes is used by certain investors to determine the Company’s ability to generate cash flows for investing and other activities.  The Company also reports cash costs per pound of copper (net of gold credits), another non-GAAP measure which is a common performance measure used in the base metals industry.  These non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies.

Cash costs net of gold credits increased to $0.32 per pound of copper in Q2 2006 from $0.27 per pound in Q2 2005.  For the year-to-date, cash costs increased to $0.17 per pound of copper from $0.13 per pound in 2005.  The primary cause for the increase is the YMAD Royalty as described above, but costs of production have also increased in the last twelve months due to rising costs of fuel, electricity, tires and reagents, and higher rates for price participation, treatment and refining charges, and ocean freight.

The following table provides a reconciliation of EBITDA and cash costs per pound (net of gold credits) to the financial statements:

Table 3

(Stated in thousands, except ounce, pound,
per ounce and per pound amounts)
	Second quarter		First half
	2006	2005	2006	2005
EBITDA Calculation
Revenues from mining activities	$76,302	$21,871	$118,310	$42,281
Cash cost of sales	(19,975)	(9,808)	(29,328)	(16,393)
EBITDA	$56,327	$12,063	$88,982	$25,888
Interest, taxes,
depreciation and amortization	(18,451)	(5,128)	(29,601)	(10,697)
Equity earnings of Alumbrera	$37,876	$6,935	$59,381	$15,191

Cash cost calculation
Gold sales in ounces	24,653	15,897	41,823	32,638
Average realized price per ounce	$608	$422	$595	$419
Total gold revenues	$14,989	$6,709	$24,885	$13,675
Cash cost of sales	19,975	9,808	29,328	16,393
Net costs after gold credits	4,986	3,099	4,443	2,718
Copper sales in pounds	15,577,000	11,312,000	26,736,000	21,313,000
Cash cost per pound of copper	$0.32	$0.27	$0.17	$0.13

Agua Rica

In late 2004, the Company commissioned Hatch Ltd. to prepare a detailed update to the initial 1997 feasibility study to support financing.  This update, which is nearing completion, has focused on the development of an independent mine and processing facility at Agua Rica, with production planned to commence approximately three years after the Company obtains all necessary permits.

The Company has completed all field work necessary to support the update to the feasibility study.  The work included drilling in the mine area for pit slope stability and hydrogeological data, water supply drilling, updating the block model and resource estimate, and performing additional baseline work to support the environmental impact assessment.  The Company is currently undertaking optimization of the mine plan and the metallurgical flowsheet.  A detailed environmental and social impact assessment is currently being prepared and is scheduled for presentation in the fourth quarter of 2006.  The Company has also mandated a financial advisor to arrange project debt financing and is currently in discussions with international project finance banks that may potentially participate in the financing.

Indicative guidance suggests that Agua Rica will be a very low cost producer, based on work completed to date, and based on constructing all required components for the project with no allowance for existing local infrastructure and current costing data.  Subject to confirmation on completion of the updated study, Agua Rica has a 23 year life of mine with capital costs of $1.9 billion.  Cash cost per pound of copper net of by-products is estimated at $0.09 based on $435 per ounce of gold and $7.00 per pound of molybdenum, and negative $1.05 based on current prices of $635 per ounce gold and $26 per pound of molybdenum.

In the second quarter of 2006, the Company incurred cash expenditures of $5,371,000 on advancing the update to the feasibility study.  For the six months ended June 30, 2006, the Company spent $11,689,000 on advancing the update to the feasibility study.

Corporate

Corporate expenses in the three and six months ended June 30, 2006 were generally in line with the same periods in 2005, except the following items:

A foreign exchange loss was incurred in Q2 2005 and a foreign exchange gain was incurred in the first half of 2005 as a result of the Company holding significant amounts of Canadian dollars in a volatile U.S. dollar environment.  The Company reduced its exposure to foreign exchange gains and losses during the third quarter of 2005 when it converted Cdn.$74 million in cash to U.S. dollars.  No significant foreign exchange gains or losses were experienced in 2006.

Property maintenance and exploration of $421,000 in Q2 2006 included exploration expenditures of $375,000 on the Company’s properties in the provinces of Mendoza and Neuquén in Argentina.  Exploration costs in the first quarter of 2006 were not significant.  The Company is planning to commence a drilling program in these areas in the third quarter of 2006.

In Q2 2006, the Company settled a labour claim against the Company for $500,000.  The claimant had claimed damages of $714,000.

The Company recorded stock-based compensation of $5,165,000 in Q2 2006 as a result of stock options issued during the period.  See Section 4.1 for details.  In Q2 2005, stock-based compensation of $1,418,000 was recorded.  No stock options were granted during the first three months of 2005 and 2006.

Interest and other income in Q2 2006 included a $401,000 gain on sale of marketable securities.  Interest income increased from $923,000 in Q2 2005 to $1,823,000 in Q2 2006 (and from $1,418,000 in the first half of 2005 to $3,098,000 in the first half of 2006) due to the Company’s increased cash balances from cash distributions from Alumbrera and from a short-form prospectus financing in February 2005, and due to rising interest rates over the past 12 months.  At June 30, 2006, $169,000 in interest receivable was included in prepaid expenses and other receivables on the balance sheet.

Financing costs and interest expense were incurred in Q2 2005 and in the first half of 2005 in connection with an outstanding term loan facility which the Company repaid in full by the end of 2005.  No such costs were incurred in Q2 2006.

Liquidity, Capital Resources and Outlook

At June 30, 2006, the Company had working capital of $171,387,000 (December 31, 2005 - $133,605,000) and cash and cash equivalents and temporary investments of $172,425,000 (December 31, 2005 - $135,911,000).  The increase in the cash balances in 2006 was mostly due to cash distributions of $49,756,000 received from the Alumbrera mine, offset by cash expenditures of $11,689,000 at its Agua Rica Project.

The Company anticipates copper and gold prices to remain strong in 2006.  For the remainder of 2006, the mine plan at Alumbrera calls for the mining of zones that are of lower copper grades than that achieved in the first half of 2006 (2H 2006 – 0.52%; 1H 2006 – 0.62%), and also lower gold grades as compared to the first half of 2006 (2H 2006 – 0.63 g/t; 1H 2006 – 0.77 g/t).  Recovery rates for the rest of 2006 are expected to remain the same.  The following graphs show the actual and estimated grades and recoveries for copper and gold for each of the quarters in 2006:

The information above is subject to change and is subject to the risk factors described in the Company’s Management Discussion and Analysis for the year ended December 31, 2005.

Based on current commodity prices, market conditions and planned production levels at Alumbrera, the Company expects to receive significant cash flows from Alumbrera for at least the next eight to ten years, which, along with the Company’s current cash balances, will provide a significant part of the equity contribution necessary for the Company to bring Agua Rica into production.  The Company will also require significant external financing or third party participation in order to bring Agua Rica into production.  However, if volatile global and market conditions result in a significant decline in commodity prices, then the cash flows from Alumbrera may become insufficient to advance any of the Company’s projects, including Agua Rica, to the production stage, and to fund other acquisition projects.  This could also result in the Company having difficulty in obtaining external financing or third party participation.

If so, over the long-term, the Company may be required to obtain additional funding either through the public or private sales of equity or debt securities of the Company, or through the offering of joint venture or other third party participation in Agua Rica in order to bring Agua Rica into production.  Insofar as factors beyond the Company’s control may adversely affect its access to funding or its ability to conclude financing arrangements, there can be no assurance that any additional funding will be available to the Company or, if available, that it will be on acceptable terms.  If adequate funds are not available, the Company may be required to delay or reduce the scope of its activities to bring Agua Rica into full production.

Northern Orion is a mid-tier copper and gold producer focused on the development of its Agua Rica project and engaged in the exploration for copper and associated by-product metals in Argentina.  The Company will continue to build upon its progress to date with a strategy to advance Agua Rica so as to achieve maximum monetary returns in the shortest time frame.  In addition, the Company will continue to review and evaluate accretive acquisitions that could provide the Company with additional cash flow in the short to medium term.

“David Cohen”

David Cohen, President and CEO

For further information, please contact: Investor Relations, 1-866-608-9970 or info@northernorion.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements, including but not limited to, those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, the potential and/or projected cash flow generated from production, costs of production, reserve determination and reserve conversion rates, and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Northern Orion to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, economic and political instability in Argentina, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Northern Orion’s Renewal Annual Information form attached to Northern Orion’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Northern Orion has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Northern Orion disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Accordingly, readers should not place undue reliance on forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHERN ORION RESOURCES INC.

(Registrant)

Date:

August 9, 2006

By:

/s/David W. Cohen

David W. Cohen
President and Chief Executive Officer